UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 20, 2026

American Hospitality Properties REIT, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2386947
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970, Dallas, Texas	75254
(Full mailing address of principal executive offices)	(Zip Code)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1.	Fundamental Changes

Offer Letter

On May 20, 2026, American Hospitality Properties REIT, Inc. (the “Company”) extended to Joseph Reardon an offer of employment (the “Offer Letter”) as president of the Company, which Mr. Reardon accepted as of May 20, 2026. Mr. Reardon’s employment is on an “at will” basis, and Mr. Reardon reports to the Company’s board of directors (the “Board of Directors”).

Mr. Reardon will be paid an annualized base salary of $120,000 and will be eligible to participate in any non-equity incentive plan approved by the Board of Directors and to receive an annual discretionary cash bonus at year-end, subject to the terms of any bonus plan approved by the Board of Directors. The payment of non-equity incentive plan compensation and discretionary cash bonus compensation is not guaranteed.

The Offer Letter is filed as Exhibit 10.1 to this Current Report on Form 1-U and incorporated into this Item 1 by reference. The description of the terms of the Offer Letter in this Item 1 is qualified in its entirety by reference to Exhibit 10.1.

Services Agreement

On May 20, 2026, the Company entered into a Services Agreement with American Hospitality Properties REIT II, Inc. (“AHP II”), effective as of May 20, 2026 (the “Services Agreement”), pursuant to which the Company will provide AHP II with certain general administrative, management and operations services (the “Services”) relating to the affairs of AHP II and its subsidiaries, including, among other things, making available to AHP II a president, along with appropriate support personnel as necessary. Pursuant to the Services Agreement, Mr. Reardon will be made available by the Company to serve as AHP II’s president. In consideration for the Services, AHP II shall pay the Company an amount equal to all direct or indirect expenses attributable to AHP II or its subsidiaries, as applicable, incurred by the Company in connection with the performance by the Company of the Services.

The Services Agreement shall continue in operation, unless terminated in accordance with the terms thereof, until May 20, 2029 and will automatically renew each year for an additional one-year period. Either the Company or AHP II may terminate the Services Agreement, without cause, by providing the other party with at least one hundred eighty (180) days’ prior written notice. AHP II may terminate the Services Agreement, effective immediately upon written notice to the Company, upon the occurrence of any of the following, each a “Cause Event”: (i) a final judgment by any court or governmental body of competent jurisdiction that the Company, any of its agents, or any of its assignees has committed a felony or a violation of applicable securities laws that has a material adverse effect on the business of AHP II or the ability of the Company to perform its duties under the terms of the Services Agreement, (ii) an order for relief in an involuntary bankruptcy case relating to the Company or the Company authorizing or filing a voluntary bankruptcy petition, (iii) the dissolution of the Company, or (iv) a determination that the Company has committed fraud against AHP II, misappropriated or embezzled funds of AHP II, or has acted, or failed to act, in a manner constituting bad faith, willful misconduct, gross negligence, or reckless disregard in the performance of its duties under the Services Agreement; provided, however, that if any of the actions or omissions described in clause (iv) are caused by an employee and/or officer of the Company or one of its affiliates and the Company takes all necessary action against such person and cures the damage caused by such actions or omissions within thirty (30) days of such determination, then such event shall not constitute a Cause Event. The Company may terminate the Services Agreement effective upon sixty (60) days’ prior written notice of termination to AHP II in the event that AHP II defaults in the performance or observance of any material term, condition, or covenant contained in the Services Agreement and such default continues for a period of thirty (30) days after written notice thereof is provided by the Company to AHP II. The Company may also terminate the Services Agreement if AHP II becomes required to register as an investment company under the Investment Company Act of 1940, as amended, with such termination deemed to occur immediately before such event.

The Company and AHP II share ownership of certain hotels through a joint venture and have in the past and may in the future co-invest in certain assets. Both the Company and AHP II were previously managed by Phoenix American Hospitality, LLC (“Phoenix”). Mr. Reardon serves on the board of directors of both the Company and AHP II and will concurrently serve as the president of the Company and AHP II.

The Services Agreement is filed as Exhibit 10.2 to this Current Report on Form 1-U and incorporated into this Item 1 by reference. The description of the terms of the Services Agreement in this Item 1 is qualified in its entirety by reference to Exhibit 10.2.

Consulting Agreement

On May 20, 2026, Jay Anderson resigned from his roles as the Company’s executive vice president and controller and as a director of the Company. Immediately following Mr. Anderson’s resignation, Mr. Anderson entered into a Consulting Agreement, effective as of May 20, 2026 (the “Consulting Agreement”), with the Company.

Pursuant to the Consulting Agreement, Mr. Anderson will, among other things, provide the Company with accounting and financial reporting services (the “Consulting Services”) for a period of one year commencing on May 20, 2026, and the Consulting Agreement shall automatically renew each year for an additional one-year period, unless terminated or not renewed in accordance with the terms thereof. Mr. Anderson will be paid a consulting fee of $10,000 per month and will report to the Company’s Board of Directors. Mr. Anderson will also be eligible to participate in any non-equity incentive plan approved by the Board of Directors and to receive an annual discretionary cash bonus at year-end, subject in all respects to the sole discretion of the Board of Directors and to the terms of any bonus plan approved by the Board of Directors. The payment of non-equity incentive plan compensation and discretionary cash bonus compensation is not guaranteed.

The Company may, without prior notice, terminate the Consulting Agreement for “Cause,” which is defined in the Consulting Agreement as Mr. Anderson’s (i) failure to provide the Consulting Services when reasonably requested by the Company, (ii) breach of the Consulting Agreement, (iii) gross negligence, willful misconduct, or any act of theft, embezzlement or fraud with respect to the Company or any of its affiliates, (iv) violation of any law applicable to the workplace, or violation of any material policy of the Company that is applicable to Mr. Anderson, or (v) commission or conviction of, plea of no contest to, or receipt of deferred adjudication or unadjudicated probation for any felony or any crime involving moral turpitude. After the date that is one hundred eighty (180) days after the effective date of the Consulting Agreement, the Company or Mr. Anderson may terminate the Consulting Agreement at any time and for any reason or no reason at all upon thirty (30) days’ prior written notice to the other party. If the Consulting Agreement is terminated for other than Cause during the period that begins one hundred eighty (180) days after the effective date of the Consulting Agreement and ends on the date that is one (1) year after the effective date of the Consulting Agreement, then the Company shall pay Mr. Anderson a fee equal to the product of six (6) and Mr. Anderson’s then effective monthly consulting fee.

The Consulting Agreement is filed as Exhibit 10.3 to this Current Report on Form 1-U and incorporated into this Item 1 by reference. The description of the terms of the Consulting Agreement in this Item 1 is qualified in its entirety by reference to Exhibit 10.3.

Termination Agreement

On May 20, 2026, the Company entered into a termination agreement (the “Termination Agreement”), effective as of such date (the “Effective Date”), with Phoenix and AHP REIT OP, LP pursuant to which that certain amended and restated management agreement, dated as of August 1, 2020 (the “Management Agreement”), by and among the Company, Phoenix and AHP REIT OP, LP was terminated. Pursuant to the Management Agreement, Phoenix had served as the external manager of the Company.

The Company’s hotels will continue to operate pursuant to their existing hotel management agreements with an affiliate of Phoenix.

No termination fee is payable to Phoenix in connection with the termination of the Management Agreement. Pursuant to the Termination Agreement, Phoenix will cooperate with the Company to provide an orderly transition of management and advisory functions.

The Termination Agreement is filed as Exhibit 10.4 to this Current Report on Form 1-U and incorporated into this Item 1 by reference. The description of the terms of the Termination Agreement in this Item 1 is qualified in its entirety by reference to Exhibit 10.4.

Additional information regarding related changes to the Company’s management and Board of Directors is set forth in Items 7 and 9 of this Current Report on Form 1-U.

Item 7.	Departure of Certain Officers

On May 20, 2026, W.L. “Perch” Nelson resigned, effective immediately, from his roles as chief executive officer and a director of the Company, and Mr. Reardon succeeded Mr. Nelson as president of the Company.

On May 20, 2026, Mr. Anderson resigned, effective immediately, from his roles as executive vice president and controller and a director of the Company and entered into the Consulting Agreement with the Company.

Item 9.	Other Events

On May 20, 2026, the Board of Directors appointed Paul Adams and Mr. Reardon to serve as directors of the Company, effective immediately. The Board of Directors determined that Mr. Adams qualifies as an independent director and deemed Mr. Adams to be an “independent representative” to address and act upon any conflicts of interest matters, including, among other things, transactions between the Company and any related parties or affiliates.

Exhibits

Exhibit No.	Description
10.1	Offer Letter, dated May 20, 2026, by and between American Hospitality Properties REIT, Inc. and Joseph Reardon.
10.2	Services Agreement, effective as of May 20, 2026, by and between American Hospitality Properties REIT, Inc. and American Hospitality Properties REIT II, Inc.
10.3	Consulting Agreement, effective as of May 20, 2026, by and between American Hospitality Properties REIT, Inc. and Jay Anderson.
10.4	Termination Agreement, effective as of May 20, 2026, by and among American Hospitality Properties REIT, Inc., Phoenix American Hospitality, LLC and AHP REIT OP, LP.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Hospitality Properties REIT, Inc.

By:	/s/ Joseph Reardon
Joseph Reardon
President

Date: May 20, 2026